Exhibit (a)(5)(B)

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NEWS RELEASE

HP Completes Tender Offer for ArcSight, Inc.; Expects to Complete Acquisition Within Several Days

PALO ALTO, Calif., Oct. 21, 2010 — HP today announced that it has completed its tender offer for ArcSight, Inc. that was commenced on September 22, 2010 at a price of $43.50 per share in cash.

HP’s tender offer for all of the outstanding shares of ArcSight expired at midnight, New York City time, on October 20, 2010. As of that time, approximately 33.1 million shares, representing approximately 92.1 percent of ArcSight’s outstanding shares, were tendered and not withdrawn in the offer (including shares tendered by notice of guaranteed delivery). HP has accepted for payment all tendered shares.

The completion of the tender offer is the first step in HP’s two-step acquisition of ArcSight. The second and final step, the merger of ArcSight with an HP subsidiary, is expected to occur within the next several days.

About HP

HP creates new possibilities for technology to have a meaningful impact on people, businesses, governments and society. The world’s largest technology company, HP brings together a portfolio that spans printing, personal computing, software, services and IT infrastructure to solve customer problems. More information about HP (NYSE: HPQ) is available at http://www.hp.com.

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed; that the parties are unable to successfully implement integration strategies; and other risks that are described in HP’s SEC reports, including but not limited to the risks described in HP’s Annual Report on Form 10-K for its fiscal year ended October 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2010 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. HP shall not be liable for technical or editorial errors or omissions contained herein.

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